# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyft, Inc., CIK 0001759509
CUSIP: 55087P104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 185 Berry Street, Suite 400, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-20-021743
Filed by CIK 0001294591

## Reporting persons
- Rakuten Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 10,994,865; shared voting power 0; sole dispositive power 10,994,865; shared dispositive power 0; aggregate amount beneficially owned 10,994,865 (2.71% of the class)
- Liberty Holdco Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,994,865; sole dispositive power 0; shared dispositive power 10,994,865; aggregate amount beneficially owned 10,994,865 (2.71% of the class)
- Hiroshi Mikitani: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 10,994,865; shared voting power 0; sole dispositive power 10,994,865; shared dispositive power 0; aggregate amount beneficially owned 10,994,865 (2.71% of the class)

## Item 1. Issuer
Name of issuer: Lyft, Inc.
Address of issuer's principal executive offices: 185 Berry Street, Suite 400, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing: Rakuten Group, Inc. ("Rakuten"), Liberty Holdco Ltd. ("Liberty") and Hiroshi Mikitani ("Mr. Mikitani") are collectively referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1-14-1, Tamagawa, Setagaya-ku, Tokyo, Japan 158-0094.
Citizenship: Rakuten is a corporation organized under the laws of Japan; Liberty is a corporation organized under the laws of the Cayman Islands; and Mr. Mikitani is a citizen of Japan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 21, 2020, Liberty was the record owner of 31,395,679 shares of the Issuer's Common Stock. Mr. Mikitani is the record owner of 6,344 share of the Issuer's Common Stock. Liberty is a wholly-owned subsidiary of Rakuten. Mr. Mikitani, as the Representative Director, Chairman, President and Chief Executive Officer of Rakuten, has sole voting and dispositive power over the shares of Issuer's Common Stock held by Liberty Holdco Ltd.

As of December 11, 2024, Liberty sold aggregate 20,407,158 shares of the Issuer's Common Stock, and Liberty was the record owner of 10,988,521 shares of the Issuer's Common Stock. Mr. Mikitani is the record owner of 6,344 share of the Issuer's Common Stock. Liberty is a wholly-owned subsidiary of Rakuten. Mr. Mikitani, as the Representative Director, Chairman, President and Chief Executive Officer of Rakuten, has sole voting and dispositive power over the shares of Issuer's Common Stock held by Liberty Holdco Ltd.
Percent of class: Rakuten: 2.71%, Liberty: 2.71% and Mr. Mikitani: 2.71%. The foregoing percentages are calculated based on 406,286,219 shares of Common Stock represented to be outstanding by the Issuer on November 4, 2024, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2024.
Sole power to vote or to direct the vote: Rakuten: 10,994,865; Liberty: 0; Mr. Mikitani: 10,994,865
Shared power to vote or to direct the vote: Rakuten: 0; Liberty: 10,988,521; Mr. Mikitani: 0
Sole power to dispose or to direct the disposition: Rakuten: 10,994,865; Liberty: 0; Mr. Mikitani: 10,994,865
Shared power to dispose or to direct the disposition: Rakuten: 0; Liberty: 10,988,521; Mr. Mikitani: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of the shares of Common Stock of Lyft, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: January 8, 2025

Rakuten Group, Inc.
By: /s/ Kenji Hirose
Name: Kenji Hirose
Title: Director and Group Executive Vice President, Chief Financial Officer

Liberty Holdco Ltd.
By: /s/ Eiichi Kaga
Name: Eiichi Kaga
Title: Director

/s/ Hiroshi Mikitani
Hiroshi Mikitani

## Signatures
- Rakuten Group, Inc.: /s/ Kenji Hirose, Kenji Hirose/Director and Group Executive Vice President, Chief Financial Officer (01/08/2025)
- Liberty Holdco Ltd.: /s/ Eiichi Kaga, Eiichi Kaga/Director (01/08/2025)
- Hiroshi Mikitani: /s/ Hiroshi Mikitani, Hiroshi Mikitani (01/08/2025)